UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. 14.5
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tower Tech Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

891861106

(CUSIP Number)

Jeffrey L. Gendell
55 Railroad Avenue, 1st Floor
Greenwich, Connecticut 06830

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 11,893,334

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 11,893,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,893,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 11,893,334

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 11,893,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,893,334

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,973,333

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,973,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,973,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas GP, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,973,333

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,973,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,973,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 891861106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 14,866,667

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 14,866,667

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,866,667

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.2%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Tower Tech Holdings Inc. (the “Company”).  The Company’s principal executive offices are located at 101 South 16th Street, P.O. Box 1957, Manitowoc, Wisconsin 54221-1957.

Item 2.	Identity and Background

(a)    This Statement is filed by:

(i)               Tontine Capital Partners, L.P., a Delaware limited partnership (“TCP”), with respect to the shares of Common Stock directly owned by it;

(ii)            Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by TCP;

(iii)         Tontine Capital Overseas Master Fund, L.P. a Cayman Islands limited partnership (“TMF”) with respect to shares of Common Stock directly owned by it;

(iv)        Tontine Capital Overseas GP, L.L.C., a Delaware limited liability company (“TCO”), with respect to shares of Common Stock owned by TMF; and

(v)           Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by each of TCP and TMF.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)            The address of the principal business and principal office of each of TCP, TCM, TMF and TCO is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, 1st Floor, Greenwich, Connecticut 06830.

(c)             The principal business of each of TMF and TCP is serving as a private investment limited partnership.  The principal business of TCO is serving as the general partner of TMF.  The principal business of TCM is serving as the general partner of TCP.  Mr. Gendell serves as the managing member of TCM and TCO.

(d)            None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)             None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)               TCP is a limited partnership organized under the laws of the State of Delaware.  Each of TCO and TCM is a limited liability company organized under the laws of the State of Delaware.  TMF is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On August 22, 2007, TCP, TMF and the Company entered into a securities purchase agreement (the “Company SPA”), under which TCP and TMF have agreed to collectively purchase 12,500,000 shares of the Common Stock of the Company (the “Company Shares”) from the Company at a price of $4.00 per share, resulting in an aggregate purchase price of $50,000,000.00 to be paid in cash.  At the consummation of the transactions contemplated by the Company SPA (the “Closing”), the Company Shares will be purchased by TCP, TMF, and certain affiliates of the Reporting Persons (each, a “Purchaser”, and collectively, the “Purchasers”), with the identity of each such affiliate and the number of shares that each Purchaser will purchase to be agreed upon by the parties prior to the Closing.

In addition to agreeing to purchase the Company Shares, pursuant to the Company SPA, TCP and TMF have agreed to purchase from the Company multiple senior subordinated convertible promissory notes with an aggregate principal amount of $25,000,000 (the “Notes”).  At the Closing, the Notes will be purchased by the Purchasers, with the principal amount of the Note to be received by each Purchaser to be agreed upon by the parties prior to the Closing.  Each Purchaser will have the right to convert both (i) the outstanding principal of the Purchaser’s Note, and (ii) any interest thereon (including both paid-in-kind interest and accrued and unpaid interest) into newly issued shares of Common Stock of the Company at a conversion rate of $7.50 per share (the “Conversion Rights”).  The Conversion Rights shall become effective three months following the Closing, provided that the Conversion Rights may not be exercised during the six-month period following the date on which the Company files a registration statement with the Securities and Exchange Commission for the purpose of registering shares to be offered by the Company in a rights offering to its stockholders.

In addition to the Company SPA, on August 23, 2007, TCP and TMF and each of Alex C. Allie, Peter C. Allie, Christopher C. Allie, Stacey C. Culligan, Wergin Family Dynasty Trust 2005, Daniel P. Wergin and Terence P. Fox (each a “Seller” and collectively, the “Sellers”) entered into a Securities Purchase Agreement (the “Founders SPA”).   Pursuant to the Founders SPA, on August 28, 2007, TCP purchased 1,760,000 shares of Common Stock of the Company from the Sellers for a purchase price of $7,040,000 and TMF purchased 440,000 shares of Common Stock of the Company from the Sellers for a purchase price of $1,760,000, for an aggregate purchase price of $8,800,000 in cash.   The Common Stock purchased by TCP and TMF pursuant to the Founders SPA is collectively referred to as the “Founders Shares.”

Mr. Gendell, TCO and TCM do not directly own any shares of Common Stock.  All of the Founders Shares and the Company Shares were and will be purchased with working capital and on margin.  The Reporting Persons’ margin transactions are with UBS Securities LLC, on such firm’s usual terms and conditions.  All or part of the shares of Common Stock directly owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to the Reporting Persons.  Such loans bear interest at a rate based upon the broker’s call rate from time to time in effect.  Such indebtedness may be refinanced with other banks or broker dealers.

Item 4.	Purpose of Transaction

The Reporting Persons have acquired the Founders Shares and will acquire the Company Shares and the Notes for investment purposes and in the ordinary course of business.  The Reporting Persons may acquire additional securities of the Company or dispose of securities of the Company at any time and from time to time in the open market or otherwise.  Pursuant to the Company SPA, the Company has agreed to use the proceeds from the sale of the Company Shares and the Notes to the Purchasers to complete the acquisition by the Company of Brad Foote Gear Works, Inc. (“Brad Foote”).

As described in greater detail in Item 6, so long as the Reporting Persons hold a certain percentage of Common Stock, they will have both the right to appoint up to three nominees to the Company’s Board of Directors, and the right to appoint a representative to observe meetings of the respective Board and committee meetings of the Company and its subsidiaries.  The Company has agreed that it shall limit the number of directors serving on its board to no more than nine directors for so long as the Reporting Persons have the right to appoint at least one director to the Company’s Board of Directors.

In addition, as described in greater detail in Item 6, TCP and TMF have entered into an agreement with certain shareholders of Brad Foote, whereby the parties have agreed that, so long as the respective parties hold certain percentages of Common Stock, the Reporting Persons shall vote in favor of electing J. Cameron Drecoll as director of the Company, and the shareholders of Brad Foote shall vote in favor of electing the individuals nominated by the Reporting Persons as directors of the Company.

Under the terms of the Company SPA, the sale of the Company Shares and the Notes is subject to certain conditions, including, among others, that (i) at the Closing, the parties shall execute and deliver an amendment to the Registration Rights Agreement, as described in Item 6; and (ii) all of the conditions necessary for the acquisition of Brad Foote to be consummated shall have been satisfied.  In addition, the Company has approved the acquisition by the Reporting Persons of up to 40% of its outstanding Common Stock, on a fully diluted basis, such that the Reporting Persons will not be subject to certain restrictions set forth in the Nevada Revised Statutes.  The Company has also agreed that it shall not revoke such approval and that it will use its best efforts to ensure that any future acquisitions by TCP and TMF (up to 40% of the outstanding Common Stock on a fully diluted basis) shall not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws or regulations of any governmental authority.  The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem to be in their best interests.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The following disclosure of share ownership by the Reporting Persons is as of the date of this Amendment No. 1 to Schedule 13D, and includes the Founders Shares, but does not include the shares to be purchased by certain of the Reporting Persons and affiliates of the Reporting Persons pursuant to the Company SPA. The Reporting Persons intend to file a second amendment to this Schedule 13D after the Closing.

A.  Tontine Capital Partners, L.P.

(a)             Aggregate number of shares beneficially owned: 11,893,334.   Percentage: 24.9%.  The percentages used herein and in the rest of Item 5 are calculated based upon the 47,724,464 shares of Common Stock issued and outstanding as of August 22, 2007, as reflected in Section 4.3 of the Company SPA, included as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 24, 2007.

(b)            1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  11,893,334

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  11,893,334

(c)             Pursuant to the Founders SPA, on August 28, 2007, TCP purchased 1,760,000 shares of Common Stock from the Sellers at $4.00 per share and TMF purchased 440,000 shares of Common Stock at $4.00 per share.

(d)            TCM, the general partner of TCP, has the power to direct the affairs of TCP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.

(e)             Not applicable.

B.  Tontine Capital Management, L.L.C.

(a)             Aggregate number of shares beneficially owned:  11,893,334.   Percentage:  24.9%.

(b)            1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  11,893,334

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  11,893,334

(c)             TCM did not enter into any transactions in the Common Stock of the Company within the last sixty days.  Pursuant to the Founders SPA, on August 28, 2007, TCP purchased 1,760,000 shares of Common Stock from the Sellers at $4.00 per share and TMF purchased 440,000 shares of Common Stock from the Sellers at $4.00 per share.

(d)            Not applicable.

(e)             Not applicable.

C.  Tontine Capital Overseas Master Fund, L.P.

(a)             Aggregate number of shares beneficially owned: 2,973,333.   Percentage: 6.2%.

(b)            1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  2,973,333

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  2,973,333

(c)             Pursuant to the Founders SPA, on August 28, 2007, TMF purchased 440,000 shares of Common Stock from the Sellers at $4.00 per share and TCP purchased 1,760,000 shares of Common Stock at $4.00 per share.

(d)            TCO, the general partner of TMF, has the power to direct the affairs of TMF, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TCO and in that capacity directs its operations.

(e)             Not applicable.

D.  Tontine Capital Overseas GP, L.L.C.

(a)             Aggregate number of shares beneficially owned: 2,973,333.   Percentage: 6.2%.

(b)            1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  2,973,333

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  2,973,333

(c)             TCO has not entered into any transactions in the Common Stock of the Company within the last sixty days.  Pursuant to the Founders SPA, on August 28, 2007, TCP purchased 1,760,000 shares of Common Stock from the Sellers at $4.00 per share and TMF purchased 440,000 shares of Common Stock from the Sellers at $4.00 per share.

(d)            Not applicable.

(e)             Not applicable.

E.  Jeffrey L. Gendell

(a)             Aggregate number of shares beneficially owned: 14,866,667.  Percentage: 31.2%.

(b)            1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  14,866,667

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  14,866,667

(c)             Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days.  Pursuant to the Founders SPA, on August 28, 2007, TCP purchased 1,760,000 shares of Common Stock from the Sellers at $4.00 per share and TMF purchased 440,000 shares of Common Stock from the Sellers at $4.00 per share.

(d)            Not applicable.

(e)             Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

A.  Company SPA

On August 22, 2007, TCP, TMF and the Company entered into the Company SPA whereby TCP and TMF have agreed to (i) purchase the Company Shares from the Company at a price of $4.00 per share, resulting in a total purchase price of $50,000,000.00 in cash; and (ii) purchase from the Company the Notes (as described in greater detail below).  Pursuant to the Company SPA, the Company has agreed to use the proceeds from the sale of the Company Shares and the Notes to the

Purchasers to complete the acquisition of Brad Foote.  On March 1, 2007, TCP, TMF and the Company entered into a Securities Purchase Agreement (the “Initial SPA”).  Pursuant to the Initial SPA, the Reporting Persons have the right to appoint certain individuals to the Company’s Board of Directors and to observe the meetings of the Company’s Board of Directors, its subsidiaries, and their respective committees.  Under the Company SPA, the parties have agreed to affirm and expand the rights granted in the Initial SPA, such that so long as the Reporting Persons hold (i) at least 10% of the Common Stock, they have the right to appoint two members of the Company’s Board of Directors; and (ii) at least 20% of the Common Stock they have the right to appoint three members of the Company’s Board of Directors.  The Company has agreed that it shall limit the number of directors serving on its Board to no more than nine directors for so long as the Reporting Persons have the right to appoint directors to the Company’s Board of Directors.  In addition, so long as the Reporting Persons hold 10% or more of the Common Stock, they shall have the right to appoint a representative to observe all Board meetings of the Company, the Company’s subsidiaries and their respective committees.  Under the terms of the Company SPA, the sale of the Company Shares and the Notes is subject to certain conditions, including, among others, that (i) at the Closing, the parties shall execute and deliver an amendment to the Registration Rights Agreement, as described below; and (ii) all of the conditions necessary for the acquisition by the Company of Brad Foote to be consummated shall have been satisfied.  In addition, the Company has approved the acquisition by the Reporting Persons of up to 40% of its outstanding Common Stock, on a fully diluted basis, such that the Reporting Persons will not be subject to certain restrictions set forth in the Nevada Revised Statutes.  The Company has also agreed that it shall not revoke such approval and that it will use its best efforts to ensure that any future acquisitions by TCP and TMF (up to 40% of the outstanding Common Stock on a fully diluted basis) shall not be subject to anti-takeover provisions included in any of the Company’s organizational documents or the laws or regulations of any governmental authority.  The Company SPA also contains standard representations and warranties, as well as other customary terms and conditions.

B.  Amendment to the Registration Rights Agreement

On March 1, 2007, TCP, TMF and the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”),  pursuant to which the Company is required to file a shelf registration statement and grant to TCP and TMF (and their qualifying transferees), certain demand and “piggyback” registration rights in connection with their shares of Common Stock.  Pursuant to the Company SPA, TCP, TMF and the Company agreed that at the time of the Closing, they will enter into an Amendment to the Registration Rights Agreement that (i) extends the date on which the Company is required to file its initial registration statement to the date nine months after the Closing, provided that if prior to that date the Company files a registration statement for the purpose of registering shares to be offered in a rights offering, the Company shall file the initial registration statement prior to or contemporaneously with the filing of such rights offering registration statement, and (ii) adds the affiliates of the Reporting Persons who will purchase any of the Company Shares or the Notes at the Closing as parties to the Registration Rights Agreement.

C.  Notes

Pursuant to the Company SPA and upon the closing of the transactions thereunder, TCP and TMF have agreed to provide interim debt financing in the aggregate principal amount of up to $25,000,000.00, in exchange for the Notes from the Company in like principal amount.  The Notes will have a term of three years and shall be repaid as follows: (i) on the first anniversary, 10% of the original principal amount, (ii) on the second anniversary, 40% of the original principal amount and (iii) a final payment of the outstanding principal balance together with any accrued and unpaid interest thereon due at maturity.  Interest shall be payable in cash or in kind at a rate of 9.5% per annum for the first nine months and 13.5% per annum for the period thereafter.  The Notes will be unsecured and subordinate to the Company’s Senior Indebtedness (as defined in the Notes).  At the Closing, the principal amount of the Note to be received by each Purchaser to be agreed upon by the parties prior to the Closing.  Each Purchaser will have the right to convert both (i) the outstanding principal of the Purchaser’s Note, and (ii) any interest thereon (including both paid-in-kind interest and accrued and unpaid interest) into newly issued shares of Common Stock of the Company at a conversion rate of $7.50 per share (the “Conversion Rights”).  The Conversion Rights shall become effective three months following the Closing, provided that the Conversion Rights may not be exercised during the six-month period following the date on which the Company files a registration statement with the Securities and Exchange Commission for the purpose of registering shares to be offered by the Company in a rights offering to its stockholders.

D.  Founders SPA

On August 23, TCP, TMF and the Sellers entered into the Founders SPA, pursuant to which TCP purchased 1,760,000 shares of Common Stock of the Company from the Sellers for a purchase price of $7,040,000 and TMF purchased 440,000 shares of Common Stock of the Company from the Sellers for a purchase price of $1,760,000, for an aggregate purchase price of $8,800,000 in cash.  The purchase of the Founders Shares by TCP and TMF was consummated on August 28, 2007.  The Founders SPA contains standard representations and warranties, as well as other customary terms and conditions.

E.  Proxy Agreement

On August 22, 2007, the Company entered into an agreement the provides for the purchase by the Company of all of the stock of Brad Foote from J. Cameron Drecoll, Patrick Rosmonowski, Dennis Palmer and Noel Davis (the “Brad Foote Sellers”).  On August 22, TCP, TMF and the Brad Foote Sellers entered into an agreement (the “Proxy Agreement”) whereby TCP and TMF agreed that, so long as the Brad Foote Sellers collectively own at least 15% of the Common Stock of the Company, TCP and TMF and their affiliates would vote their shares of the Common Stock of the Company in favor of the election of J. Cameron Drecoll as a director of the Company.  In addition, under the Proxy Agreement, the Brad Foote Sellers agreed that, so long as the Reporting Persons have the right to appoint at least one director to the Board of Directors of the Company under either the Initial SPA or the Company SPA, the Brad Foote Sellers would vote their shares of Common Stock of the Company in favor of the election of those individuals appointed by the Reporting Persons.

The foregoing summaries of the Company SPA, the Amendment to the Registration Rights Agreement, the Notes, the Founders SPA and the Proxy Agreement do not purport to be complete and are qualified in their entirety by reference to Exhibits 1 through 5, which are incorporated by reference herein.

Except as described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.           Company SPA, dated August 22, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and Tower Tech Holdings Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 24, 2007).

2.           Form of Amendment to Registration Rights Agreement by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and Tower Tech Holdings Inc. (incorporated by reference to Exhibit B of Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 24, 2007).

3.           Form of Senior Subordinated Convertible Promissory Note in favor of Tontine Capital Partners, L.P. and Tontine Capital Overseas Master Fund, L.P. (incorporated by reference to Exhibit A of Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on August 24, 2007).

4.           Founders SPA, dated August 23, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., Alex C. Allie, Peter C. Allie, Christopher C. Allie, Stacey C. Culligan, Wergin Family Dynasty Trust 2005, Daniel P. Wergin and Terence P. Fox.

5.           Proxy Agreement, dated August 22, 2007, by and among Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P., J. Cameron Drecoll, Patrick Rosmonowski, Dennis Palmer and Noel Davis.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 29, 2007
Date

/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of
Tontine Capital Management, L.L.C., general partner of
Tontine Capital Partners, L.P., and as managing member
of Tontine Capital Overseas GP, L.L.C., general partner
of Tontine Capital Overseas Master Fund, L.P.

Name/Title